UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
October 19, 2009
Commission File Number: 1-31253
Pengrowth Energy Trust
(Name of Registrant)
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED AS PART OF THIS FORM 6-K
     See the Exhibit Index to this Form 6-K.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
Date: October 19, 2009	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

EXHIBIT INDEX
NUMBER       DESCRIPTION
99.1                  Underwriting Agreement, dated October 16, 2009, among Pengrowth Energy Trust, Pengrowth Corporation, RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, Cormark Securities Inc., FirstEnergy Capital Corp., Macquarie Capital Markets Canada Ltd., Peters & Co. Limited, Raymond James Ltd. and UBS Securities (Canada) Inc.